Filed by ProLogis
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
     Subject Company: ProLogis
Commission File No. 1-12846
Vendor Letter — ProLogis
Final
[Date]
Dear [Vendor Name],
Today ProLogis announced plans to merge with AMB Property Corporation. We have already begun planning for a smooth integration of our companies. However, before we can begin combining the companies we must first receive certain regulatory and shareholder approvals, which we expect to obtain during the second quarter of 2011. Until we receive these approvals and the deal closes, we will continue to operate as usual as separate companies.
As we finalize our plans for the merger over the next several months, we will inform you of any expected changes that may affect our need for your services. In the meantime, though, you should see no changes as we continue to serve our customers without interruption. We appreciate your service as a key ProLogis vendor and appreciate your ongoing support and cooperation.
Please feel free to contact your regular ProLogis contact with any questions you may have. Again, thank you for your continued service to ProLogis.
Sincerely,
[   ]
     Additional Information about the Proposed Transaction and Where to Find It:
In connection with the proposed transaction, AMB expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ProLogis and AMB that also constitutes a prospectus of AMB. ProLogis and AMB also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS

FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by ProLogis and AMB with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by ProLogis with the SEC will be available free of charge on ProLogis’ website at www.prologis.com or by contacting ProLogis Investor Relations at +1-303-567-5690. Copies of the documents filed by AMB with the SEC will be available free of charge on AMB’s website at www.amb.com or by contacting AMB Investor Relations at +1-415-394-9000.
AMB and ProLogis and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about AMB’s executive officers and directors in AMB’s definitive proxy statement filed with the SEC on March 24, 2010. You can find information about ProLogis’ executive officers and directors in ProLogis’ definitive proxy statement filed with the SEC on March 30, 2010. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from AMB or ProLogis using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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